Exhibit 99.1

Nevada Geothermal Power Inc.

Completes Successful Production Well Drilling for Blue Mountain ‘Faulkner 1’ Geothermal Power Plant

Construction Update

VANCOUVER, B.C. (March 25, 2009) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that production drilling is complete for the Blue Mountain ‘Faulkner 1’, 49.5 MW (gross) binary cycle geothermal power plant. The latest three production wells (14-14, 15-14 and 17-14) based on initial testing, have similar production capacities (7.0 – 7.5 MW (net) each) to the original three wells (23-14, 25-14 and 26A-14).

NGP has two completed injector wells (58-15 and 58A-15) and is currently drilling two additional injector wells (57-15 and 61-22).

The power plant construction under the fixed price, date certain Engineering Procurement Construction (EPC) contract with Ormat Inc., a subsidiary of Ormat Technologies Inc. (NYES:ORA), has made great strides over the last six weeks, and NGP is delighted to provide you with the following status report:

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Control, administration and maintenance building nearing completion;

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Vaporizers, diffusers, and condensers are installed;

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Three generators delivered and installed on foundations;

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Cooling tower frame erection commenced;

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Ormat to deliver first set of turbines by the end of March;

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Switchyard structure has advanced to construction;

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‘Faulkner 1’ substation construction commenced;

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Wilson Utility has commenced construction of the 21-mile power transmission line (T-line) that connects the ‘Faulkner 1’ T-line to the NV Energy switching station at Mill City with completion expected at the end of May 2009.

To view progress at Blue Mountain, please click on the link below to view slideshow:

http://www.nevadageothermal.com/i/PhotoGallery/BMMar2009/Slideshow.html or go to our website: www.nevadageothermal.com and click on Gallery section.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States.  NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, and Black Warrior (all of which are ideally situated in Nevada), and Crump Geyser in Oregon. These properties, which are at different levels of exploration and development, are estimated to have the potential for the generation of over 200 MW.

NGP’s phase 1 development at Blue Mountain, ‘Faulkner 1’ 49.5 MW gross power project is On the Road to Revenue and is expected to be Turning on the Power during the fourth quarter of 2009.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries: Shelley Kirk Nevada Geothermal Power Inc. Telephone: 604-638-8784 Toll Free: 866-688-0808 X118 Email: sfkirk@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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